

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2023

Andrew Sims
Chief Financial Officer
PLUS THERAPEUTICS, INC.
4200 Marathon Blvd., Suite 200
Austin, TX 78756

      **Re:  PLUS THERAPEUTICS, INC.**
             **Registration Statement on Form S-1**
             **Filed November 14, 2023**
             **File No. 333-275531**

Dear Andrew Sims:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jimmy McNamara at 202-551-7349 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences

cc:     William Intner